UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

831758107

(CUSIP Number)

Tilman J. Fertitta

President and Chief Executive Officer

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 810-1010

With copies to:

Arthur S. Berner, Esq.	Steve Wolosky, Esq.
Haynes and Boone, LLP	Olshan Grundman Frome
1221 McKinney Street	Rosenzweig & Wolosky LLP
Suite 2100	Park Avenue Tower,
Houston, TX 77010	65 East 55th Street,
(713) 547-2526	New York, New York
(212) 451-2333

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

February 26, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    831758107

1.	NAMES OF REPORTING PERSONS: Landry’s Restaurants, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0405386
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

ITEM 1. SECURITY AND ISSUER.

Item 1 to the Schedule 13D is hereby amended as follows:

This Amendment No. 1 (“Amendment”) hereby amends the Schedule 13D filed on January 26, 2007 (the “Schedule 13D”) which relates to the common stock, par value $0.01 per share, of The Smith & Wollensky Restaurant Group, Inc. (“Smith & Wollensky Common Stock”).

The Smith & Wollensky Restaurant Group, Inc. (the “Issuer”) is a Delaware corporation with its principal executive offices located at 880 Third Avenue, New York, New York, 10022.

Other than as set forth below the Schedule 13D remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 remains unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 remains unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended in its entirety by substituting the following:

As of the date of this Amendment, other than as set forth below, Landry’s has no definitive plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Landry’s continues to closely monitor the Issuer’s performance. Landry’s may, from time to time, (i) acquire shares of Smith & Wollensky Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of shares of Smith & Wollensky Common Stock (at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Landry’s may modify its plans in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) Landry’s beneficially owns no shares of Smith & Wollensky Common Stock.

(c) Landry’s engaged in the following transactions in Smith & Wollensky Common Stock since the filing of the Schedule 13D on January 26, 2007. All such transactions involved the sale of shares and were done in the open market.

Number of Shares Sold	Price Per Share	Date of Sale
726,000	$9.1343	February 26, 2007

(d) Not applicable.

(e) Landry’s ceased to be the beneficial owner of more than 5% of the shares of Smith & Wollensky Common Stock on February 26, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 remains unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 remains unchanged.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007

Landry’s Restaurants, Inc.

By:	/s/ Steven L. Scheinthal
Name: Title:	Steven L. Scheinthal Executive Vice President and General Counsel